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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                WATERLINK, INC.
                         Commission file number 1-13041
                             Cusip number 94155N105

(Check One): [ ] Form 10-K [  ] Form 20-F [  ] Form 11-K [X] Form 10-Q
[  ]Form N-SAR

For Period Ended: December 31, 2003
                  -------------------
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
Full Name of Registrant: Waterlink, Inc.
Former Name if Applicable: N/A
Address of Principal Executive Office: 832 North Cassady Avenue
City, State and Zip Code: Columbus, Ohio 43219




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PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

Due to time delays in the completion of financial statements and related disclosures, the Company is unable to complete and file its Form 10-Q by February 17, 2004, the deadline for filing. The Company intends to file the Form 10-Q promptly after such financial statements are finalized, and will endeavor to do so by February 23, 2004.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Donald A. Weidig                (614)                      258-9501
    ----------------                -----                      --------
         (Name)                  (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant's will show no sales for the quarterly period ended December 31, 2003, due to the registrant's focus on its ongoing Bankruptcy proceedings, as reported in the registrant's securites filings. Substantially all operations of the registrant will be classified as discontinued operations for the period presented. Consequently, the registrant anticipates that its operating results will differ markedly from those reported for the quarterly period ended December 31, 2002. Due to a pending asset sale transaction, which has also been reported in the registrant's securities filings, the registrant is presently unable to provide an estimate of the results that will be reported.


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                                 Waterlink, Inc.
                                 ---------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 18, 2004                     By: /s/ Donald A. Weidig
                                               ---------------------
                                               Donald A. Weidig
                                               Chief Financial Officer